Mail Stop 7010

      March 9, 2006



Mr. Paul M. Feeney
Chief Financial Officer
AEP Industries Inc.
125 Phillips Avenue
South Hackensack, New Jersey 07606-1546

	RE: 	Form 10-K for the Fiscal Year ended October 31, 2005
                    	File No. 0-14450


		We have reviewed your response letter dated February 22, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended October 31, 2005

Financial Statements

Consolidated Statements of Cash Flows, page 54
1. We read your response to comment 4.  Since you disclose on page
25
that the $22.9 million you received represented a cash advance and you retained the receivables, we do not understand how you met the criteria in paragraph 9 of SFAS 140 for sales treatment.
Paragraph
12 of SFAS 140 says that if the criteria in paragraph 9 are not met, the transaction should be reflected as a secured borrowing as explained in paragraph 15 of SFAS 140. This would result in the $22.9 million cash advance being reflected as a financing cash inflow. Subsequent repayments of the advance would be reflected as a financing cash outflow. Actual collections on the receivables would be an operating cash inflow. Please advise or revise your presentation and show us what it will look like.

Note 13 - Lease Commitments, page 77
2. We read your response to comment 6. Please explain to us whether you recorded a cumulative catch-up adjustment in your statement of operations when you determined that you were not properly accounting for the corporate office lease. If so, please demonstrate to us that the impact was not material to 2003. If not, please tell us why not and provide us with your materiality assessment for each of these years: 2003, 2004 and 2005. We would also like to see your materiality assessments on a quarterly basis for 2004, 2005 and the
2006 interim periods to date. The materiality assessments for each period should be presented in relation to pre-tax income (loss) and show the as reported amount and the amount that would have been reported had the lease been properly accounted for correctly since its inception. The materiality assessment should also take into account the materiality of reflecting the cumulative catch-up adjustment through that period`s pre-tax income (loss). Please refer to SAB Topics 1:M and 5:F.




*    *    *    *




      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.







       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.



          						Sincerely,



								Rufus Decker
								Branch Chief
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Paul M. Feeney
AEP Industries, Inc.
March 9, 2006
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE